

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Junfeng Chen
Chief Financial Officer
New Energy Systems Group
116 West 23rd St., 5th Fl.
New York, New York 10011

> **Re: New Energy Systems Group**
> **Form 10-K**
> **Filed April 15, 2010**
> **File No. 000-49715**
> **Form 10-Q filed May 14, 2010, File No. 000-49715**
> **Form 10-Q filed November 15, 2010, File No. 001-34847**

Dear Mr. Chen:

We have reviewed your letter dated March 4, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

1. We will continue to evaluate your response to prior comment 1 after you file the amendments mentioned in the response.

2. When you respond to this letter, please include the exact written acknowledgements from the company that appear at the end of this letter. For example, we note that your chief financial officer, rather than the company, signed the response letter below the written acknowledgments and your reference to "we acknowledge" rather than "the company acknowledges."

Junfeng Chen
New Energy Systems Group
March 16, 2011
Page 2

<u>Item 9A(T). Controls and Procedures, page 21</u>

3.   Refer to our prior comment 2. We note you plan to amend your December 31, 2009
        Form 10-K in response to our prior comments. Please revise the disclosures in this
        section of the amended filing to also

        •   disclose weaknesses you identified in your internal controls other than the weakness
            related to your lack of expertise in U.S. accounting principles among the personnel in
            the Company and
        •   disclose any changes you expect to undertake with respect to your internal control
            over financial reporting intended to remediate the weakness.

4.   We will continue to evaluate your response to prior comments 5 and 7 after you file the
        amendment mentioned in those responses.

<u>Financial Statements, page 31</u>

5.   Refer to our prior comment 6. We note you plan to amend your December 31, 2009
        Form 10-K in response to our prior comments. Please also include the disclosures
        requested in our prior comment in the amended filing.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2010</u>

<u>Financial Statements, page 3</u>

<u>Notes to Consolidated Financial Statements, page 6</u>

<u>Note 14. Acquisition of Anytone, Newpower and Unaudited Pro Forma Financial Information,
page 17</u>

6.   Refer to our prior comment 7. We note pages 29, 46, 62 and 80 of Exhibit A included
        disclosures in section 1 of the restatement notes that "*According to SEC comment*, the
        Company has now concluded that the calculation of goodwill should be based on the
        stock price of New Energy at the acquisition date." Please revise the referenced
        restatement notes to each of your future Form 10-K and Form 10-Q amendments to
        indicate that the revised stock price used to value the stock components of the
        acquisitions was based on the guidance at FASB ASC 805-30-30-7 rather than
        "according to SEC comment". Also, we remind you of your filing obligations under Item
        4.02 of Form 8-K.

When you respond to this letter, please include the exact written acknowledgements that appear at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

"for" Jeff Jaramillo
Accounting Branch Chief